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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 --------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 4


                            SOTHEBY'S HOLDINGS, INC.
             ------------------------------------------------------
                                (Name of Issuer)


              Class A Limited Voting Common Stock, $0.10 Per Value
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   835898 10 7
                               ------------------
                                 (CUSIP Number)



                              Jeffrey H. Miro, Esq.
                        Honigman, Miller, Schwartz & Cohn
                              38500 Woodward Avenue
                                    Suite 100
                        Bloomfield Hills, Michigan 48304
             -----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communication)

                                SEPTEMBER 7, 2005
             -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




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                                  SCHEDULE 13D

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CUSIP No. 835898 10 7                                             Page 2 of 9
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     1.      NAMES OF REPORTING PERSONS
                A. ALFRED TAUBMAN
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
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     2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [X]
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     3.      SEC USE ONLY
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     4.      SOURCE OF FUNDS
                OO
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     5.      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
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     6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                United States
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    NUMBER OF         7.    SOLE VOTING POWER
      SHARES                    4,798,557
 BENEFICIALLY       ------------------------------------------------------------
     OWNED BY         8.    SHARED VOTING POWER
      EACH                      None
    REPORTING       ------------------------------------------------------------
  PERSON WITH         9.    SOLE DISPOSITIVE POWER
                                4,798,557
                    ------------------------------------------------------------
                     10.    SHARED DISPOSITIVE POWER
                                None
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       11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                4,798,557

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       12.   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 [ ]
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       13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                8.37%
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       14.   TYPE OF REPORTING PERSON*
                IN
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CUSIP No. 835898 10 7                  13D                        Page 3 of 9
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                  This Statement on Schedule 13D relates to shares of Class A
Limited Voting Common Stock, par value $0.10 per share ("CLASS A COMMON STOCK"), of Sotheby's Holdings, Inc. (the "ISSUER"). The Statement on Schedule 13D originally filed with the Securities and Exchange Commission by A. Alfred Taubman (the "REPORTING PERSON") on April 15, 1996, as amended by Amendment No. 1, dated January 4, 2001, Amendment No. 2, dated June 3, 2002, and Amendment No. 3, dated February 21, 2003, is hereby amended and supplemented as set forth below (as amended, the "SCHEDULE 13D").


                  On September 7, 2005, the Issuer and The A. Alfred Taubman Restated Revocable Trust, The A. Alfred Taubman 2003 Grantor Retained Annuity Trust and Taubman Investments, LLC (the shares of Class A Common Stock of each of which is beneficially owned by the Reporting Person and all of which entities collectively are herein referred to as the "REPORTING PERSON INVESTORS"), The A. Alfred Taubman 2004 Grantor Retained Annuity Trust and The Judith M. Taubman Revocable Trust and, for purposes of certain provisions of the Transaction Agreement, the Reporting Person and Robert S. Taubman (such trusts and individuals together with the Reporting Person Investors are herein referred to collectively as the "INVESTORS") entered into a Transaction Agreement (the "TRANSACTION AGREEMENT") providing for a recapitalization of the Issuer. Pursuant to the Transaction Agreement, (1) each Investor converted a portion of its shares of Class B Common Stock, par value $0.10 per share (the "CLASS B COMMON STOCK") into shares of Class A Common Stock on a one-for-one basis in accordance with the terms of the Issuer's Third Amended and Restated Articles of Incorporation (the "ARTICLES"), thereby exchanging an aggregate of 7,100,000 shares of Class B Common Stock for an equal number of shares of Class A Common Stock, and (2) the Issuer acquired from the Investors their remaining 6,934,158 shares of Class B Common Stock for an aggregate of $168,409,896 in cash ((1) and (2) together, the "TRANSACTION"). The Transaction was consummated on September 7, 2005.


                  Immediately following completion of the Transaction, the outstanding shares of Class B Common Stock constituted less than 50% of the aggregate voting power of all of the issued and outstanding shares of Class A Common Stock and Class B Common Stock. As a result thereof, each then outstanding share of Class B Common Stock was automatically converted into one share of Class A Common Stock without any action of the holder thereof pursuant to the Articles (the "AUTOMATIC CONVERSION"). The Issuer's dual class super-voting share structure, which had been in place since the Issuer's initial public offering in 1988, was thereby eliminated.


                  As a result of the Transaction and the Automatic Conversion, the Reporting Person has been informed that there are 57,355,626 shares of Class A Common Stock outstanding and no shares of Class B Common Stock outstanding. 4,798,557 shares of Class A Common Stock are beneficially owned by the Reporting Person, representing 8.37% of both the total outstanding shares of Class A Common Stock and the total votes outstanding.


ITEM 4.           PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended to add the following:


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CUSIP No. 835898 10 7                  13D                        Page 4 of 9
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                  The Reporting Person intends to continue to hold the shares of
Class A Common Stock which he beneficially owns for investment purposes.
However, the Reporting Person reserves the right from time to time in the future and subject to the provisions of the Transaction Agreement (including the agreement not to dispose of or acquire securities of the Issuer or to take certain other specified actions with respect to the Issuer or its securities for specified periods as further described in "Item 6--Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer") to continue to develop, review and evaluate alternatives with respect to his holdings in the Issuer. These may include a variety of possible strategies for enhancing the value of his investment in the Issuer, including among other things: disposing of some or all of the securities of the Issuer beneficially owned by the Reporting Person; continued ownership of the securities of the Issuer beneficially owned by the Reporting Person; effecting a structured financing or monetization using securities of the Issuer beneficially owned by the Reporting Person; structuring a loan or loans secured by some or all of the securities of the Issuer beneficially owned by the Reporting Person; acquiring additional securities of the Issuer; and proposing or effecting any transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Items 4(a)-(j) of Schedule 13D.

                  Whether any of the actions set forth above will occur, or whether the Reporting Person may consider alternatives, will depend upon, among other things, current and anticipated future trading prices for the Class A Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, general economic, market and industry conditions, the Reporting Person's overall investment portfolio and objectives and personal needs and related matters. However, there can be no assurance that the Reporting Person will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by the Reporting Person.

                  Except as noted above, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of
Schedule 13D.

                  The foregoing discussion is qualified in its entirety by reference to the Transaction Agreement, which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 4.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) Following completion of the Transaction and the Automatic Conversion, A. Alfred Taubman is the beneficial owner of 4,798,557 shares of Class A Common Stock. This figure includes (1) 2,273,775 shares of Class A Common Stock owned by Mr. Taubman's grantor trust, The A. Alfred Taubman Restated Revocable Trust, of which he is the sole trustee, (2) 769,973 shares of Class A Common Stock owned by Mr. Taubman's grantor retained annuity trust, The A. Alfred Taubman 2004 Grantor Retained Annuity Trust, of which he is the sole trustee, and
                  (3) 1,754,809 shares of Class A Common Stock owned by Taubman Investments, LLC. Taubman Investments, LLC has no independent voting or dispositive power with respect to such shares. Mr. Taubman disclaims any


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CUSIP No. 835898 10 7                  13D                        Page 5 of 9
----------------------                                          ----------------

                  pecuniary interest in the shares owned by Taubman Investments, LLC beyond his ownership interest in Taubman Investments, LLC.

                  This figure excludes (1) 401,099 shares of Class A Common Stock owned by Mr. Taubman's wife, Judith Taubman, including through The Judith M. Taubman Revocable Trust of which Mrs. Taubman is the sole trustee, as to which shares Mr. Taubman has no voting or dispositive power and (2) 1,908,834 shares of Class A Common Stock held by The A. Alfred Taubman 2003 Grantor Retained Annuity Trust, the beneficial ownership of which was transferred to The Family Trust on August 25, 2005, of which Mr. Taubman's three children are the trustees, and as to which shares Mr. Taubman has no voting or dispositive power. Mr. Taubman disclaims beneficial ownership of the shares of Class A Common Stock beneficially owned by his wife and beneficially owned by The Family Trust.

         (b) Rows (7) through (10) of the cover pages to this Schedule 13D set forth (i) the number of shares of Class A Common Stock as to which there is sole power to vote or direct the vote or to dispose or direct the disposition and (ii) the number of shares of Class A Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

         (c) There were no transactions in the Class A Common Stock by the Reporting Person during the last sixty days, other than as described herein. For a description of the Transaction, see the paragraphs preceding "Item 4--Purpose of Transaction" and "Item 4--Purpose of Transaction."

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Item 4 of this Schedule 13D is hereby incorporated by reference.

                  Under the terms of the Transaction Agreement, the Investors have agreed not to, and to cause their controlled affiliates not to, sell or otherwise dispose of or transfer shares of capital stock of the Issuer prior to September 7, 2007, subject to certain limited exceptions including, to the extent permitted by law, for sales of shares of Class A Stock in any three month period, that when aggregated with sales by all other Investors in such period, would not exceed the greater of one percent of the outstanding shares of Class A Stock or the average weekly trading volume of the Class A Stock during the four weeks preceding such sale. In addition, the Investors have agreed to a customary standstill, lasting until the earlier of (1) September 7, 2009 or (2) 30 days after the date on which (a) the Investors, together with their Affiliates (as defined in the Transaction Agreement), own in the aggregate securities representing less than 10% of the total voting power of all issued and outstanding securities of the Issuer and (b) no Affiliate of any Investor is a member of the board of directors of the Issuer (provided that if that 30th day would otherwise occur on or before September 7, 2007, then the 30th


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CUSIP No. 835898 10 7                  13D                        Page 6 of 9
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day referred to in clause (2) will not be deemed to occur until September 7,
2007). Under the standstill, each Investor agreed, unless requested by the Issuer, not to:

          o acquire or propose to acquire ownership of or the ability to vote any securities or other property of the Issuer or any of its subsidiaries (provided that the Investors can acquire an aggregate of less than 1% of the outstanding Class A Common Stock in open market purchases in any 360 day period so long as their aggregate holdings do not exceed 15% of the outstanding Class A Common Stock);

          o propose to enter into any business combination involving the Issuer or any of its subsidiaries or to purchase a material portion of the business or assets of the Issuer or any of its subsidiaries;

          o make or participate in any solicitation of proxies to vote, or seek to advise any person with respect to the voting of, any voting securities of the Issuer;

          o grant a proxy with respect to any voting securities of the Issuer to any person other than an officer or agent of the Issuer;

          o form or participate in any "group" (within the meaning of the federal securities laws) with respect to any voting securities of the Issuer;

          o initiate or propose any shareholder proposal, seek election to the Board of Directors of the Issuer of any nominee or seek to remove any member of the Board of Directors of the Issuer;

          o otherwise act to seek to control or influence the management, Board of Directors or business, operations or policies of the Issuer (other than solely by virtue of representation on the Board of Directors or through voting of securities of the Issuer);

          o disclose any intention, plan or arrangement inconsistent with the foregoing; or

          o advise or assist any person in connection with any of the foregoing.

                  In addition, the Transaction Agreement also grants the Investors rights to demand registration of their shares of Class A Common Stock on two occasions. The demand registration rights give the Investors the right to require the Issuer to file a registration statement covering their shares of Class A Common Stock at any time following September 7, 2007, subject to the terms and conditions contained in the Transaction Agreement, including that a demanded registration covers either shares of Class A Common Stock with $75 million of market value or not less than 3.5 million shares of Class A Common Stock, in the case of the first demand registration, or all remaining shares of Class A Common Stock that are subject to the demand registration right, in the case of the second demand registration (so long as the number of shares in that case is greater than 750,000). The Investors also have been granted "piggyback registration rights," under specified terms and conditions, to register their shares of


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CUSIP No. 835898 10 7                  13D                        Page 7 of 9
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Class A Common Stock on registration statements which the Issuer may file covering other shares of Class A Common Stock after September 7, 2007.

                  The foregoing discussion is qualified in its entirety by reference to the Transaction Agreement, which is filed as an exhibit hereto and is incorporated by reference in its entirety to this Item 6.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

       1. Transaction Agreement, dated as of September 7, 2005, by and among the Issuer and certain investors party thereto.

       2. Press Release issued by Sotheby's Holdings, Inc. on September 8, 2005.

       3. Durable General Power of Power of Attorney regarding the A. Alfred Taubman Restated Revocable Trust (incorporated by reference to Exhibit 3 to Amendment No. 3 to the Reporting Person's Schedule 13D, dated February 21, 2003).


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CUSIP No. 835898 10 7                  13D                        Page 8 of 9
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                                    SIGNATURE

                  After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 9, 2005

                                          /s/ Jeffrey H. Miro
                                          --------------------------------------
                                          Jeffrey H. Miro*


                                          *Jeffrey H. Miro, as attorney-in-fact
                                          under Durable General Power of
                                          Attorney dated April 10, 2002, for A.
                                          Alfred Taubman, acting not
                                          individually, but as the Trustee the
                                          A. Alfred Taubman Restated Revocable
                                          Trust, filed as Exhibit 2 hereto


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CUSIP No. 835898 10 7                  13D                        Page 9 of 9
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                                  EXHIBIT INDEX

       1. Transaction Agreement, dated as of September 7, 2005, by and among the Issuer and certain investors party thereto.

       2. Press Release issued by Sotheby's Holdings, Inc. on September 8, 2005.

       3. Durable General Power of Power of Attorney regarding the A. Alfred Taubman Restated Revocable Trust (incorporated by reference to Exhibit